## Regulatory Announcement

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RECEIVED

2007 MAY 24 A 9:??

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:08 17-May-07 |
| **Number** | 8232W |

SUPPL

Tesco PLC
17th May 2007

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 17 May 2007 it purchased from Merrill Lynch International 850,000 ordinary shares at an average price of 468.837984 pence per share. The purchased shares will be cancelled.





07023785

Contact: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

PROCESSED
MAY 3 1 2007
THOMSON
FINANCIAL

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